Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

December 18, 2015
VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549
Re:	Cellectar Biosciences, Inc. (CIK 0001279704) Registration Statement on Form S-1

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement covers the issuance and sale by the Company of shares of the Company’s common stock, $0.00001 par value per share (“Common Stock”), and warrants to purchase shares of Common Stock (the “Warrants”), together in an underwritten offering intended to raise $10,000,000.

Please direct any communications concerning the Registration Statement to the undersigned at (617) 832-1113, email—pbork@foleyhoag.com, or, in my absence, Daniel Clevenger at (617) 832-1283, email—dclevenger@foleyhoag.com. The email address of the Company’s agent for service is jcaruso@cellectar.com.

Very truly yours,

/s/	Paul Bork
Paul Bork

cc:	Daniel Clevenger, Esq.

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